[Letterhead of Sutherland Asbill & Brennan LLP]

December 22, 2010

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation
Post-Effective Amendment No. 6 to the Registration Statement on Form N-2
filed on October 6, 2010 File Nos: 333-149374 and 814-00757

Dear Mr. O’Connor:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated November 17, 2010, regarding Post-Effective Amendment No. 6 (“Post-Effective Amendment No. 6”) to the Company’s Registration Statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Cover Pages

1. The disclosure on page 7 states that GSO Capital Partners LP is also a sub-adviser of the Fund. Please correct the disclosure on page 7 or conform the disclosure in the first paragraph on the front cover.

Response: The disclosure on page 7 will be revised to identify GSO / Blackstone Debt Funds Management LLC (“GDFM”) as the sub-adviser.

2. Please add, as the penultimate sentence in the fifth paragraph, the following statement: “there is no assurance that we will be able to complete a liquidity event.”

Response: We will revise the cover page accordingly.

3. Please replace the sixth paragraph, which describes the limited liquidity of the Fund’s securities, with the following statement in bold typeface:

We do not currently intend to list our shares on any securities exchange. Our shares are illiquid and it is unlikely you will be able resell them. If you are able to find a buyer, it is likely you will incur a loss on the sale. Although we may institute a share repurchase program, the number of shares eligible for repurchase may be very limited. Accordingly, you should consider that you may not have access to the money you invest for at least five years.

Essentially, this same statement, in bold type, should also be placed immediately above the signature line on the application.

Response: We will revise the fifth paragraph of the cover page as follows:

“We do not currently intend to list our shares on any securities exchange and do not expect a public trading market to develop for them in the foreseeable future. As such, our shares are illiquid. However, we intend to seek to complete a liquidity event between five and seven years following the completion of our offering stage. There can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to the share repurchase program that we have instituted, but which we have no obligation to maintain. With respect to our share repurchase program, we have limited the number of shares that we will offer to repurchase. As a result of the foregoing, an investment in our shares is not suitable for investors that require short-term liquidity. In addition, stockholders may not receive a full return of invested capital upon selling their shares. See “Share Repurchase Program” and “Liquidity Strategy.””

We have revised your suggested language in a couple of respects. First, the Company has established a quarterly repurchase program and has repurchased shares of its common stock in three separate tender offers pursuant to the repurchase program. Second, while it is possible that an investor could incur a loss on his/her sale of shares of the Company’s common stock, this is not a certainty. The Company has made regular cash distributions equal to an annualized yield of greater than 7% since inception, special cash distributions during 2010 equal to an annualized yield of nearly 1.2%, as well as a number of stock distributions since inception representing an approximately 22.6% return to stockholders. In addition, the Company has incrementally increased its offering price from $10.00 per share to $10.50 per share as a result of the performance of its portfolio and an increased net asset value per share. As a result, we believe it is more appropriate to state that “stockholders may not receive a full return of invested capital upon selling their shares” as disclosed elsewhere in the Prospectus, rather than to indicate that an investor will “likely” incur a loss.

4. Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered “highly speculative” and “involving an extremely high degree of risk.”

Response: We respectfully submit that the Staff’s suggested revision does not accurately characterize the Company’s offering and the historical performance of the class of investments the Company makes as well as the historical performance of the Company’s sub-adviser, GDFM. The Company primarily invests in senior secured loans (both first and second lien) issued by private U.S. companies. These loans are secured by substantially all of the assets of the issuing companies. The Credit Suisse Leveraged Loan Index, which tracks the performance of this class of loans, has shown an average annual default rate of senior secured loans over the past 12 years of 3.58%, with a recovery rate on such defaults of 65%, which has resulted in an annual loss rate of 1.25%. GDFM, over the same period, has had a default rate of 0.99%, with a recovery rate of 67%, which has resulted in an annual loss rate of only 0.33%. We also believe that it is important to recognize that the Company has made investments in an aggregate of more than 150 portfolio companies since commencing operations in January 2009 and has experienced no defaults to date. Due to the tendency of the Company’s investments to preserve most, if not all, of their principal values, in aggregate, even under adverse scenarios, we do not believe it is appropriate to characterize the offering as “highly” speculative and involving an “extremely” high degree of risk. We do, however, think it is important that investors understand the risks involved in the offering and have included, since being declared effective on September 18, 2008, language on the cover page that states (in bold):

“Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 31 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.”

5. Please do not bold the paragraph that includes the commission legend, required by Rule 481(b)(1) under the 1933 Act.

Response: We will revise the cover page accordingly.

6. Please present the Fund’s pricing table in conformity with the table shown in Instruction 5 to Item 1.1.g. of Form N-2. As in the fee table, on page 19, “sales commissions” and “marketing support fees” are components of “sales load” and they may be broken out only in a footnote to the pricing table.

Response: Assuming the Staff is referring to dealer manager fees instead of “marketing support fees”, we will revise the pricing table on the cover page accordingly.

7. Immediately after the pricing table, on the front cover, please include the following statement: “Because you will pay a sales load of 10% and offering expenses of 1.5%, if you invest $100 in Fund shares, only $88.50 will actually be invested in the Fund. See “Estimated Use of Proceeds,” on page 52.”

Response: We will revise the cover page to include the following below the pricing table:

“Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in the Company’s shares and pay the full sales load,

between $88.50 and $90.00 will actually be used by us for investments. See “Estimated Use of Proceeds” on page 52.”

The changes to your suggested disclosure were made to reflect the fact that the 1.5% expense figure is a reimbursement of actual expenses, which may be less than 1.5%. In addition, while certain categories of purchasers will pay a reduced sales load, we will assume for purposes of the disclosure above that all investors are subject to the full 10% sales load.

8. Please disclose, on the front cover, the following: (1) the loans in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: We have considered the Staff’s comment and believe that the existing disclosure is adequate. A substantial portion of the Company’s investment portfolio is rated at an average of B2 on the Moody’s scale. Credit ratings, however, are intended to reflect the probability of default, rather than the expected recovery and ultimate rate of loss (which is equal to (x) the probability of default, multiplied by (y) (1 minus the expected recovery rate)). The recovery rates for senior secured loans are typically substantial and the loss rates are correspondingly low. As discussed above, the Credit Suisse Leveraged Loan Index, which tracks the performance of senior secured loans, has shown an average annual default rate of senior secured loans over the past 12 years of 3.58%, with a recovery rate on such defaults of 65%, which has resulted in an annual loss rate of 1.25%. Bonds, on the other hand, historically have exhibited a 5% default rate, 30-40% recovery rate and 3.0-3.5% annual loss rate. As a result, comparing credit ratings of senior secured loans to those of bonds (which we believe the requested disclosure would lead investors to do) is not a meaningful comparison. We therefore do not believe it is appropriate for the Staff’s requested disclosure to be added to the cover page of the Prospectus. We note that disclosure relating to the risks of debt securities of private companies is found throughout the Prospectus, including in the “Risk Factors” section.

9. Please state on the front cover, the kinds of investors for whom the Fund will not be a suitable investment.

Response: We will revise the cover page to include the following statement:

“An investment in our shares is not suitable for all investors. See “Suitability Standards” for information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering.”

10. The disclosure, on page 48, indicates that investments in the Fund are subject to dilution. Please mention the risk of dilution on the front cover page together with a citation to the discussions of dilution risk in the body of the prospectus.

Response: We will revise the cover page to add the following:

“We intend to continue to issue shares of our common stock in this offering. As a result, your ownership in us is subject to dilution. See “Risk Factors – Risks Relating to an Investment in Our Common Stock – A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.”

Prospectus Summary

1. Has the Fund concentrated its investments in any industry or groups of industries? If so, please disclose this information.

Response: We direct the Staff to page 59 of Post-Effective Amendment No. 6, which contains a table that describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of June 30, 2010 and December 31, 2009. The Company does not believe that its portfolio has any significant concentrations that warrant enhanced disclosure.

2. With respect to the subsection, “Distributions” on page 3, we are now in the fourth quarter. Has the board determined to pay monthly distributions?

Response: The Prospectus will be revised to include updated information about the Company’s operations, including distributions declared and paid to date. Consistent with the language in the Prospectus, the Company’s board of directors began making monthly distributions to stockholders beginning with the distributions declared in October 2010. The board of directors, however, retains the right to pay distributions on either a quarterly or monthly basis in the future. If the board of directors determines to revert to paying quarterly distributions, this will be reflected in a press release filed as part of a Form 8-K, as well as in a supplement to the Prospectus.

3. The same subsection states that “no portion of the distributions paid during the twelve months ended December 31, 2009 represented a return of capital for tax purposes.” Please disclose how of the distributions during this period was some form of original issue discount or non-cash accruals? Please disclose how much of the distributions during the twelve months ended December 31, 2010, will be some form of original issue discount or non-cash accruals.

Response: As discussed much more fully in our response to Comment No. 2 under “Risk Factors,” very little of the Company’s non-cash accrual income results from “original issue discount” or paid-in-kind (“PIK”) interest. Rather, the vast majority of such non-cash income is the result of the Company purchasing loans at discounts to par value from other investors in the secondary market for such loans. These discounts can largely be attributed to the timing of the Company’s launch, which coincided with the nadir of the credit crisis at the end of 2008 and beginning of 2009. As discussed more fully in our response to Comment No. 2 under “Risk Factors,” these non-cash accruals are expected to represent a declining portion of the Company’s investment income going forward. Notwithstanding the foregoing, the Company will add a footnote to the table appearing in the section entitled “Distributions” at the bottom of page 58 of Post-Effective Amendment No. 6 which sets forth the percentage of the Company’s historical gross investment income for the applicable periods which resulted from cash interest income, on the one hand, and non-cash accretion of discount and PIK interest, on the other hand. Because distributions are paid from net investment income, rather than gross investment income, the Company cannot identify the specific percentage of net investment income that comes from non-cash accruals. In addition, the requested information is discussed more fully under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Portfolio Update, page 4

1. It appears that a significant amount of the yield may be the result of increases in the principal amounts of the loans and that every loan in the portfolio increased in value over the period. Please clarify this issue for us.

Response: As of August 13, 2010 (the date of the most recent portfolio information disclosed on pages 4 and 81 of Post-Effective Amendment No. 6), the gross annual portfolio yield was 9.0%, of which approximately 15% (or 1.4% annual yield) was from accretion of discount and other non-cash accruals and approximately 85% (or 7.6% annual yield) was from cash interest. The percentage of income resulting from non-cash accruals as of such date is substantially less than the historical figures cited by the Staff in its Comment No. 2 under “Risk Factors.”

As discussed more fully in our response to Comment No. 2 under “Risk Factors,” when the Company commenced operations, the average trading price of senior secured loans in the secondary market was at its lowest level since the Great Depression (approximately 63% of par value). As a result, the Company was able to purchase senior secured loans at discounted rates from other investors in the secondary market. Since then, the average prices of senior secured loans have largely recovered. The average purchase price of the Company’s investments had increased to 82.5% of par value as of December 31, 2009 and to 93.2% of par value by August 13, 2010 (see page 4 of Post-Effective Amendment No. 6). The Company provides a chart showing average pricing levels of loans in the secondary market as reflected by the Credit Suisse Leveraged Loan Index on page 87 of Post-Effective Amendment No. 6. As a result, the Company expects that the portion of the yield resulting from accretion of discount in the value of its investments will continue to decrease as the prices of senior secured loans continue to recover. However, no portion of the yield on the Company’s portfolio comes from the increase in the market value of its securities.

2. Are the debt securities transferred to Broad Street included in the portfolio? Please identify them to us.

Response: We respectfully direct the Staff to the schedule of investments as of August 13, 2010, which appears beginning on pages 4 and 81 of Post-Effective Amendment No. 6. Footnote “b” to that schedule notes the securities held within Broad Street Funding LLC, the Company’s wholly-owned financing subsidiary, and notes that they are pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank AG, New York Branch.

Share Repurchase Program, page 13

The disclosure states that in the June 2010 tender 108,904 shares were repurchased at a price per share of $9.36 for aggregate consideration of approximately $1,019,000. In the August tender 108,904 shares were repurchased at a price per share of $9.36 for aggregate consideration of approximately $1,019,000. Please explain why the figures are identical.

Response: As disclosed in the Company’s Prospectus, the Company has established a repurchase program whereby it intends to repurchase, on a quarterly basis, a number of shares up to 2.5% (10% annually) of the weighted average number of shares outstanding during the prior calendar year. During the calendar year ended December 31, 2009, the weighted average number of shares outstanding was 4,356,160 shares. If you take 10% of this number and divide it by four quarters, you arrive at the maximum number of shares that the Company was able to repurchase each calendar quarter during 2010, or 108,904 shares. During the last two quarters, the repurchase program was fully subscribed. As a result, the Company repurchased 108,904 shares during each quarter. In addition, the Company’s offering price from October 2009 to November 2010 was $10.40 per share, so the price at which shares were repurchased (i.e. 90% of the public offering price, as disclosed) during the last two quarters was identical. As will be discussed later in the response letter, the Company files with the SEC tender offer materials that it mails to investors, as well as a final SC TO-I/A that discloses the results of each tender offer, all of which can be found on EDGAR.

Fees and Expenses, page 19

1. In the line item “Offering expenses borne by us,” please delete “borne by us.”

Response: We will revise the disclosure accordingly.

2. Please include, in the summary, the risks to shareholders that result from calculating the base management fee as a percentage of gross assets and the incentive fee as a percentage of the return on gross assets, including the incentives to make risky investments and to leverage.

Response: We will revise the existing summary risk factor on page 17 in response to your comment as follows (changes are italicized):

The potential for FB Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be the case, and, since the base management fee is based on gross assets, FB Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, since GDFM will receive a portion of the advisory fees paid to FB Advisor, GDFM may have an incentive to recommend investments that are riskier or more speculative.

3. In footnote “1” please update the financial information to September 30, 2010.

Response: We will revise the disclosure accordingly.

4. In footnote “1” why is the assumption that you sell $240 million of your common stock during the twelve months following June 30, 2010 based on the average amount raised each month during only the first six months of 2010?

Response: Since the Company is engaged in a continuous offering and raises varying amounts of proceeds from month to month, it must make certain assumptions with respect to estimating the expenses to be paid during the ensuing twelve months as a percentage of its net assets. The Company believes that the estimated proceeds during the following twelve months, as disclosed in footnote 1, is appropriate and conservatively reflects the amount of proceeds it expects to raise during such period. Since June 30, 2010, the Company has raised the following amounts (stated in gross proceeds): July 2010 - $21.1 million; August 2010 – $22.5 million; September 2010 - $24.6 million; October 2010 - $34.2 million; and November 2010 - $43.8 million. The average monthly amount raised during these months is approximately $29.2 million, an amount greater than the estimated $20.0 million per month included in footnote (1). As requested elsewhere in the comment letter, we will update the calculations and footnotes to this table to reflect September 30, 2010 financial information and projections. For instance, the Company’s net assets as of September 30, 2010 were $261.9 million and the credit facility with Deutsche Bank was expanded in November 2010 to $340.0 million. The Company currently projects that it will raise gross proceeds of $600.0 million during 2011. However, in order to be conservative, the Company believes it would be appropriate to annualize its current monthly capital-raising rate of approximately $40.0 million per month (based on October and November capital raising).

5. Footnote “1” indicates that the Company’s net assets of $194.3 million as of June 30, 2010 is the starting point in determining the denominator in calculating the fund’s Total Annual Expenses. Revise the calculations using average net assets over the period as the starting point in determining the denominator in calculating the fund’s Total Annual Expenses.

Response: As of June 30, 2010, the net assets of the Company were approximately $194.3 million. This amount does not reflect any borrowings. To calculate the estimated average net assets over the following twelve months, as required in order to provide the calculations in the table, the Company assumed additional gross proceeds of $240 million, which equals additional net proceeds of $212.4 million. The total amount of proceeds at the end of the period would then be $406.7 million ($212.4 million + $194.3 million). In order to show average net assets, rather than total assets at the end of the period, the Company divided the additional estimated net proceeds raised during the following twelve months from the offering by two and added it to the Company’s net assets as of June 30, 2010 ($194.3 million), to arrive at $300.5 million ($106.2 million + $194.3 million). In addition to the estimated proceeds over the next twelve months, the Company assumed that the full amount under its credit facility will be drawn down, or $240.0 million, for average gross assets of $540.5 million ($300.5 million + $240.0 million). This number is needed to calculate the base management fees, which are charged on gross assets. We believe that this presentation accurately and conservatively reflects the financial position of the Company during the following twelve months. Since the Company had assets of $194.3 million as of June 30, 2010, it would be misleading to investors to present a different figure as a starting point in calculating its assets over the following twelve months, since this number is not an estimate, but an actual number.

6. Footnote “1” includes $240 million in proceeds from the credit facility with Deutsche Bank in the average total assets calculation, however, the starting assets of $194.3 million as of June 30, 2010 already includes $140 million in borrowings. Revise the calculations accordingly, as $240 million is the maximum borrowing amount.

Response: We respectfully note that the $194.3 million figure is correct and does not include any borrowings.

7. In footnote “4” please explain that the base management fee shown in the fee table is higher than the contractual rate because it is required to be calculated in the table as a percentage of average net assets, rather than gross assets, and that this demonstrates that leveraging increases the amount of the base management fee. Please also explain the same point, in footnote “5,” with respect to the income incentive fee.

Response: We will revise footnote 4 to explain that the base management fee shown in the fee table is higher than the contractual rate because it is required to be calculated in the table as a percentage of average net assets, rather than gross assets. With respect to footnote 5, the income incentive fee is only paid if the income received by the Company exceeds the hurdle rate of 8%, which to date has not occurred.

8. Footnote “8” states that the Fund has no current intention of investing in other investment companies. The disclosure on page 66, however, indicates that the Fund has invested $42,000 in a “money market account.” Please provide an “Acquired Fund Fees and Expenses” line item for this investment. See Instruction 10 to Item 3.1. of Form N-2.

Response: The Company notes that the reference to an investment in a “money market account” refers to funds held in an interest-bearing custodial account which does not require disclosure under this line item. This will be clarified in the Company’s next post-effective amendment and in its periodic reports filed with the SEC.

9. In the narrative preceding the example, please replace the phrase, “a selling commission of 7.0% and a dealer manager fee of 3.0%,” with the phrase, “a sales load of 10%.”

Response: We will revise the disclosure accordingly.

10. It would be helpful to investors to include, by means of a footnote, a second example where the five percent return results entirely from net-realized capital gains, so that the incentive fee on capital gains can be illustrated.

Response: We respectfully advise the Staff that the Company will have accrued an incentive fee on capital gains during the nine months ended September 30, 2010. This amount will be annualized and reflected in the calculations included in the next amendment. Accordingly, an example showing the same should not be necessary.

11. We were unable to recalculate the “1 Year”, “‘3 Years”, “5 Years” and “10 Years” amounts using an expense ratio of 7.08% and stockholder transaction expenses of 11.5%.

Response: We will forward spread sheets to the Staff in support of the above referenced calculations.

Questions and Answers About This Offering,” pages 26-29

The issue of transferability is not addressed until the last Q&A, which clarifies only that there are no restrictions on transferability. The Q&A fails to address the following issues: (1) there is no market for the shares and investors will not be able to sell them; (2) while shares may be freely transferable, it is unlikely that any private sales can be arranged; (3) the Fund will tender for only a small percentage of the outstanding shares and those shares will be repurchased a discount to NAV; and (4) investors will not be provided with any real liquidity until there is a liquidity event, which will not occur for five to seven years. Please address these issues and make them the first ones addressed in the Q&A section:

Response: We will include the following new or revised questions and answers to the “Questions and Answers About This Offering” section of the Prospectus:

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:	We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have instituted a share repurchase program, but we have limited the number of shares that we will offer to repurchase. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors – Risks Related to an Investment in Our Common Stock.”

Q:	Will I otherwise be able to liquidate my investment?

A:

We intend to seek to complete a liquidity event for our stockholders between five and seven years following the completion of our offering stage, although we may determine to complete a liquidity event earlier. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to seek to complete a liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

Risk Factors, page 31

1.	With respect to the disclosure, on page 33, about the fair valuing the Fund’s assets:

a)	Please clarify whether the board uses a third-party pricing service to assist it with the valuation of every security that would be classified as “level 2” and “level 3” under FASB Accounting Standards Codification Topic 820 (“Topic 820”).

b)	Please inform us whether the board reviews, and approves in advance, the valuation methodology of any third-party pricing service it uses and whether the board regularly reviews the accuracy of such methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

c)	Please inform us whether GDFM, or any other firm that has a role in selecting the Fund’s investments, will participate in the valuation of the Fund’s investments.

d)	Please provide us with a copy of the valuation methodology that the board uses.

Response: We have included responses to each of your comments relating to the Company’s valuation methodology and disclosure below:

(a) As disclosed on pages 72 and 101 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Portfolio Investments” and “Determination of Net Asset Value” and in Note 2 to the Company’s financial statements, the Company utilizes an independent third-party pricing service which provides prevailing bid and ask prices for each of the Company’s level 2 and level 3 assets from dealers on the date of the relevant period end. These prices are screened for validity by the pricing service. For securities for which the third-party pricing service was unable to obtain quoted prices, the Company obtained bid and ask prices directly from dealers who make a market in such securities. To the extent that the Company may in the future hold securities for which no active secondary market exists and, therefore, no bid and ask prices can be reliably obtained, the valuation committee of the board of directors intends to engage a third-party valuation service. No such services have been required to date.

(b) The valuation committee of the Company’s board of directors approved the selection of the independent third-party pricing service utilized by the Company and reviewed the methodologies employed by such service in screening the bid and ask prices obtained from dealers. As disclosed in the same sections noted in (a) above, as part of its valuation policies, the Company’s board of directors and the valuation committee of the board of directors periodically benchmark the bid and ask prices received from the independent third-party pricing service against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the Company’s experience in purchasing and selling these investments, it believes that these prices are reliable indicators of fair value.

(c) The Company’s sub-adviser, GDFM, is not actively involved in the valuation of the Company’s portfolio investments. As noted above and in the Prospectus, the Company’s board of directors primarily utilizes an independent third party pricing service which provides prevailing bid and ask prices for each of the Company’s level 2 and level 3 assets from dealers on the date of the relevant period end. These prices are screened for validity by the pricing service. To the extent that the pricing service is unable to provide bid and ask prices for a certain security, GDFM is able to assist the Company in identifying one or more dealers who make a market in such security. The Company then obtains bid and ask prices from such dealers for the board of directors to use in connection with their quarterly valuation process. Aside from this, GDFM does not have a role in the board of director’s quarterly valuation process.

(d) We have supplementally provided a copy of the valuation policies and procedures adopted by the Company’s board of directors.

2. The disclosure, on pages 60-61, appears to indicate that 23% of the Fund’s income for the first six months of 2010 and 46% for 2009 were original issue discount (“OID”) accruals. Please revise and expand the disclosure on pages 37 and 50 to focus on all of the risks created by investing in OID instruments, including the following:

a)	OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral;

b)	OID loans generally represent a significantly higher credit risk than coupon loans.

c)	OID accruals may create uncertainty about the source of Fund distributions. For accounting purposes, cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though they come from the offering proceeds. Thus, although a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

d)	In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loans’ LTV at a compounding rate.

e)	OID creates the risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

OID creates a conflict of interest for the investment adviser. The higher OID rate results from the cost of deferral and the credit risk, which the Fund’s investors bear. These are irrelevant to the adviser, however, who collects the resulting higher asset-based and incentive fees with no deferral and no repayment obligation to the Fund, should the loan prove to be uncollectible.

Response: As a preliminary matter, we respectfully disagree with your premise that 23% of the Company’s income for the six months ended June 30, 2010 and 46% of its income for the year ended December 31, 2009 was from original issue discount, or OID, accruals. The Internal Revenue Service’s Publication 1212 (Rev. March 2010) defines OID as “a form of interest. It is the excess of a debt instrument’s stated redemption price at maturity over its issue price (acquisition price for a stripped bond or coupon). Zero coupon bonds and debt instruments that pay no stated interest until maturity are examples of debt instruments that have OID.” OID issuances are essentially debt instruments which are issued at a discount to par along with a reduced interest rate or zero coupon feature. An OID issuance is typically where the issuer has increased credit risk and, as a result, sells its debt at a severe discount in order to also pay a lower interest rate on the debt.

By way of background, the Company acquires its investments in one of two ways: (i) new issuances directly from the borrower in syndicated transactions or (ii) from unaffiliated third-parties in transactions on the secondary market.

In the case of newly issued loans, such securities are typically issued at prices ranging from 98% to 100% of par value. Often, these securities can be sold in the secondary market shortly after issuance at par value, allowing the Company to capture capital gains equal to the difference between the price at which the loan is sold and the slightly discounted original issuance price. In cases where the Company chooses to hold such securities, the Company is required under U.S. generally accepted accounting principles (“GAAP”) to accrete the discount over the life of the loan (generally 5 to 7 years) – a negligible amount on an annualized basis that does not rise to the level of materiality assumed by the Staff’s comments above. The Company does not purchase OID securities of the type referenced by the Staff.

More often, the securities held by the Company are purchased from unaffiliated third parties in transactions effected in a secondary market for institutional investors. As noted previously, the commencement of the Company’s operations coincided with the nadir of the credit crisis at the end of 2008 and beginning of 2009. At such time, the average trading price of senior secured loans in the secondary market was at its lowest level since the Great Depression (approximately 63% of par value). As a result, the Company was able to purchase senior secured loans at discounted rates from other investors in the secondary market for such loans. These discounts were less a reflection of a fundamental change in the creditworthiness of the underlying borrower than they were a product of a supply-demand imbalance which was created when numerous leveraged holders of securities were forced to sell all or a substantial portion of their portfolios. This forced deleveraging occurred when the banks and other financial institutions which had provided leverage to these investors dramatically reduced the amount of leverage they were willing to provide as a result of their own need to create liquidity on their balance sheets following the massive real estate losses incurred during such crisis. See the discussion on page 31 of Post-Effective Amendment No. 6 under “Risk Factors – Risks Relating to Our Business and Structure – Price declines in the large corporate leveraged loan market may adversely affect the fair value of our syndicated loan portfolio, reducing our net asset value through increased net unrealized depreciation.”

By way of comparison, from 1992 to the beginning of 2008, the average prices of senior secured loans in the secondary market rarely dropped below 90% of par and never dropped below 85% of par. The point of this is to emphasize that nearly all senior secured loans that were traded through secondary market transactions in the over-the-counter market for institutional loans during 2008 and 2009 were sold at prices far below par, but were not OID issuances. If these debt securities were considered to be OID issuances, nearly all participants in the institutional loan markets during such time would have significant OID holdings.

While these securities are not OID securities, as referenced by the Staff, the Company is nevertheless required under GAAP to accrete the discount associated with the purchase of the security over the remaining life of the security. As a result, approximately 46% of the Company’s gross investment income during the first six months of 2009 and approximately 23% of the Company’s gross investment income during the first six months of 2010 resulted from non-cash accretion of this discount. However, since the commencement of the Company’s operations, the average prices of senior secured loans have largely recovered. The average purchase price of the Company’s investments had increased to 82.5% of par value as of December 31, 2009 and to 93.2% of par value by August 13, 2010 (see page 4 of Post-Effective Amendment No. 6). The Company provides a chart showing average pricing levels of loans in the secondary market as reflected by the Credit Suisse Leveraged Loan Index on page 87 of Post-Effective Amendment No. 6. As a result, the Company expects that the portion of its gross investment income resulting from accretion of discount in the value of its investments will continue to decrease as the prices of senior secured loans continue to recover. This is illustrated by the fact that only 15% of the yield on the Company’s portfolio as of August 13, 2010 consists of non-cash accretion of discount.

Finally, the Company has either received paydowns, repayments or sold a number of the loans it purchased at discounts to par and has “captured” the accreted value of such loans plus capital gains, which represents the difference between the “accretion adjusted cost” (i.e. original purchase price + accreted discount) and the pay-off or sale price of such instruments. In fact, 37% of the positions held as of December 31, 2009 have been paid down, paid off or sold. The remaining 63% comprise an aggregate of 10% of the Company’s current portfolio. The market value of these investments is greater than the accretion adjusted cost, meaning that if they were sold, the Company would generate capital gains as a result of such sales. The portion of investments purchased at a meaningful discount to par value will continue to be a smaller and smaller portion of the Company’s total portfolio as it raises additional funds, purchases more investments and sells or receives paydowns or repayments of the investments purchased at a discount.

In addition to the above, we have the following specific responses to your comments:

(a) It is important to note that substantially all of the investments that the Company holds are marked to market based on the average bid and ask prices provided by an independent third-party pricing provider. As noted above, we believe that the discounted purchase price of such debt securities was largely attributable to the supply-demand imbalance created by forced deleveraging, rather than the result of risks related to the value of the collateral or the collectability of payments from the issuers. Further to this point, the market prices of these securities have rebounded substantially as the technical selling pressure described above and the resulting supply-demand imbalance have abated. In addition, the Company has experienced no defaults in its portfolio since commencing operations in January 2009.

(b) As noted above, the Company does not invest in zero coupon loans or other forms of OID as such term is understood by the IRS. As a result, we do not agree that the senior secured loans held by the Company represent significantly higher credit risk than other debt investments. In connection with this, we reiterate the fact that the annual loss rate for the past 12 years for senior secured loans, as a class, and for GDFM, specifically, was 1.25% and 0.33%, respectively, and that the Company has experienced no defaults in its portfolio since commencing operations in January 2009.

(c) The Company reiterates that it does not believe that the debt securities it purchased at a discount to par constitute OIDs, as such term is defined and understood by the IRS. Notwithstanding the foregoing, the Company will add a footnote to the table appearing in the section entitled “Distributions” at the bottom of page 58 of Post-Effective Amendment No. 6 which sets forth the percentage of the Company’s historical gross investment income for the applicable periods which resulted from cash interest income, on the one hand, and non-cash accretion of discount and PIK interest, on the other hand. Because distributions are paid from net investment income, rather than gross investment income, the Company cannot identify the specific percentage of net investment income that comes from non-cash accruals. In addition, the requested information is discussed more fully under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(d) Only one of the Company’s 95 investments as of September 30, 2010 has a PIK feature and PIK income has never constituted a material portion of the Company’s revenue. In addition, the Company is taxed as a regulated investment company, or RIC, and is required to distribute at least 90% of its investment company taxable income to stockholders on an annual basis, which includes PIK income (and 98% of its taxable income to avoid certain corporate excise taxes). As a result, we do not agree that PIK income serves to increase assets (and management fees), since at least 90% of such income must be paid out to stockholders on an annual basis in order for the Company to maintain its RIC status. This concept is included in the risk factor found on page 50 of the Prospectus. Since the Company has not and does not intend to have a large concentration of debt investments in its portfolio that have a PIK feature, we believe that the risk factor on page 50 of the Prospectus adequately addresses the risks posed by investing in securities with a PIK feature.

(e) We note that in order for the Company’s investment adviser to earn incentive fees on income, it must first clear an 8% hurdle. During the year ended December 31, 2009, when the Company had a larger portion of its income comprised of accretion of discount, no incentive fees on income were earned or paid to the Company’s investment adviser. As a result, since the portion of income related to accretion of discount has decreased and is expected to continue to decrease, the Company does not believe that the risk cited by the Staff is either material or likely to occur.

3. Please disclose whether there is a limit on the Fund’s ability, and how much the advisor intends, to invest in OID instruments, including PIK loans, zero coupon bonds, and any other instruments that permit the deferral of interest and principal payments. Please discuss, where appropriate, how the Fund will value its OID instruments.

Response: The Company is not limited in the portion of its portfolio that may be comprised of securities with a PIK feature, OID interest, zero coupon bonds or other investments that permit the deferral of interest and principal payments. However, as noted above, the Company currently has only one investment in a security with a PIK feature and has no investments in OID or other instruments of the nature described by the Staff. Since the types of investments noted in your comment are not part of the Company’s investment portfolio, and are not expected to represent a material portion in the future, we do not believe adding a statement that could suggest otherwise is appropriate and could be misleading to investors.

4. On page 46, please delete the second sentence of the heading: “Our shares are not listed…Therefore, our shareholders have limited liquidity and may not receive a full return of invested capital upon selling shares.” Replace it with: “Therefore, our shares are illiquid and it is unlikely that shareholders will receive a full return of their investment upon selling shares.”

Response: We respectfully submit for the Staff’s consideration that our current disclosure is more accurate in light of the fact that, as a RIC, the Company is required to distribute at least 90% of its investment company taxable income on an annual basis. In addition, as discussed more fully in our response to Comment No. 3 under “Cover Pages,” the Company has made a number of stock distributions and special cash distributions attributable to realized capital gains. Accordingly, the total return that the Company’s stockholders receive must include these amounts. Further, the Company has incrementally increased its offering price from $10 per share to $10.50, as a result of the performance of its portfolio. While a stockholder may not receive a full return of invested capital upon selling shares, we do not believe that it is “unlikely” that a stockholder will receive a full return of their investment upon selling shares.

Distributions, page 53

The disclosure, on pages 53 and 63, states that, “beginning on February 26, 2009, our affiliate and sponsor, Franklin Square Holdings, agreed to reimburse us for expenses in an amount that is sufficient to ensure that our net investment income and net capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter.” How does the Fund account for these payments? Are they a contribution to capital or a loan received by the Fund from Franklin Square Holdings? Do the payments include the amount of any non-cash accruals that are accounted for in the distributions?

Response: The Company notes that no reimbursement from Franklin Square Holdings was made during 2010 since the Company had sufficient income to support its operations, and no further reimbursements are expected. The reimbursements made during 2009 are reflected in the Company’s Statement of Operations and are shown as a reduction of operating expenses. As the reimbursements were not loans to the Company, there was no obligation or expectation that the reimbursements would be repaid by the Company, and Franklin Square Holdings had no obligation to continue making any such reimbursements.

Share Repurchase Program, page 163

The disclosure states that the Fund will conduct quarterly tender offers, in accordance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934 (“1934 Act”), and that the Fund has conducted three tender offers in 2010. Please confirm that the fund has filed with the SEC and sent to shareholders a Schedule TO-I for each of these tender offers. The disclosure indicates that the Fund has been granted exemptive relief by the Division of Trading and Markets, presumably from Rule 102 of Regulation M under the 1934 Act. Please furnish us a copy of the exemptive relief order.

Response: The Company confirms that it has filed with the SEC on EDGAR a Schedule TO-I and related exhibits for each tender offer conducted and mailed the appropriate tender offer materials to stockholders for each tender offer conducted. In addition, on April 20, 2009, the Company received exemptive relief from the Division of Trading and Markets at the SEC from Rule 102 under Regulation M in connection with its share repurchase program. The link to the exemptive order is found below:

http://www.sec.gov/divisions/marketreg/mr-noaction/2009/fsinvestment042009.pdf

Index to Financial Statements, page F-1

Update the financial information to September 30, 2010.

Response: We will update the financial statements accordingly.

Part C

Why is only a “Form of’ the Investment Sub-Advisory Agreement between FB Income Advisor, LLC and GSO Debt Funds Management, LLC filed as an exhibit? Please file the actual agreement.

Response: We will update the exhibit index to reflect the fact that the as filed Investment Sub-Advisory Agreement between FB Income Advisor, LLC and GSO Debt Funds Management, LLC is in final form, and not a form of agreement.

Other

Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

Response: The Company received a no objection letter in connection with its initial registration statement on Form N-2 (File No. 333-149374) that was declared effective by the SEC. The Company files all supplements and post-effective amendments to its Form N-2 with FINRA.

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Cynthia M. Krus at (202) 383-0218 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mr. Michael C. Forman